UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  Novmeber 23, 2007                   /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                           SEPTEMBER 30, 2007 AND 2006

                         (Expressed in Canadian Dollars)

                      (Unaudited - Prepared by Management)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Amera Resources Corporation for the nine months ended September 30, 2007 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)
                        (Expressed in Canadian Dollars)


                                                  SEPTEMBER 30,    DECEMBER 31,
                                                      2007             2006
                                                        $                $

                                     ASSETS

CURRENT ASSETS

Cash                                                   227,863          531,126
Short-term investments (Note 3)                      2,311,845          100,000
Marketable securities (Note 4)                          41,000           33,000
Amounts receivable, prepaids and deposits (Note 8)     272,706          157,318
Subscription receivable (Note 6(b))                          -          166,250
                                                  ------------     ------------
                                                     2,853,414          987,694

MINERAL PROPERTIES AND DEFERRED COSTS (Note 5)       4,069,113        3,356,158
                                                  ------------     ------------
                                                     6,922,527        4,343,852
                                                  =============    =============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 8)      110,713          116,963

FUTURE INCOME TAX LIABILITIES                           56,715           61,794
                                                  ------------     ------------
                                                       167,428          178,757
                                                  ------------     ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                              11,487,909        7,804,571

WARRANTS (Note 6)                                      908,793          498,025

CONTRIBUTED SURPLUS (Note 7)                           848,761          524,845

ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 2)          8,000                -

DEFICIT                                             (6,498,364)      (4,662,346)
                                                  ------------     ------------
                                                     6,755,099        4,165,095
                                                  ------------     ------------
                                                     6,922,527        4,343,852
                                                  ============     ============

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS (Note 5)

APPROVED BY THE BOARD

/s/ Nikolaos Cacos  , Director
--------------------

/s/ Jerry Minni     , Director
--------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                                  (Unaudited)
                        (Expressed in Canadian Dollars)


                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                          SEPTEMBER 30,                     SEPTEMBER 30,
                                                  -------------------------------   -----------------------------
                                                      2007             2006             2007             2006
                                                        $                $                $                $

EXPENSES

Administration and management services                   9,393            3,932           26,207           22,488
Audit fees                                               7,500            7,500           37,948           31,256
Corporate development and investor relations            93,584           47,595          199,367          127,741
General exploration                                    116,621           92,680          307,555          198,121
Legal                                                    8,378            2,968           32,288           28,519
Management fees (Note 8)                                21,875           21,875           65,625           63,958
Office and sundry (Note 8)                              34,967           35,220          121,693           82,675
Rent (Note 8)                                           17,676           21,946           61,567           63,653
Salaries (Note 8)                                       83,062          105,178          290,595          264,258
Stock-based compensation                               284,092           90,850          323,916           90,850
Transfer agent and regulatory fees                       4,153            3,138           22,107           20,115
Travel                                                  44,259            6,735          111,456           24,949
                                                  ------------     ------------     ------------     ------------
                                                       725,560          439,617        1,600,324        1,018,583
                                                  ------------     ------------     ------------     ------------
LOSS BEFORE OTHER ITEMS                               (725,560)        (439,617)      (1,600,324)      (1,018,583)
                                                  ------------     ------------     ------------     ------------
OTHER INCOME (EXPENSE)

Foreign exchange gain (loss)                           (15,412)           2,034          (36,575)          (3,801)
Interest income                                         23,526            7,178           51,837           27,696
Write-off of mineral properties (Note 5(b))                  -                -         (250,956)        (520,180)
                                                  ------------     ------------     ------------     ------------
                                                         8,114            9,212         (235,694)        (496,285)
                                                  ------------     ------------     ------------     ------------
LOSS FOR THE PERIOD                                   (717,446)        (430,405)      (1,836,018)      (1,514,868)

DEFICIT - BEGINNING OF PERIOD                       (5,780,918)      (3,826,560)      (4,662,346)      (2,742,097)
                                                  ------------     ------------     ------------     ------------
DEFICIT - END OF PERIOD                             (6,498,364)      (4,256,965)      (6,498,364)      (4,256,965)
                                                  ============     ============     ============     ============


BASIC AND DILUTED LOSS PER COMMON SHARE                  (0.02)           (0.02)           (0.06)           (0.08)
                                                  ============     ============     ============     ============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                       34,506,036       19,482,766       29,747,467       18,866,764
                                                  ============     ============     ============     ============








          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
              INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                                   (Unaudited)
                         (Expressed in Canadian Dollars)



                                                  THREE MONTHS      NINE MONTHS
                                                      ENDED            ENDED
                                                  SEPTEMBER 30,    SEPTEMBER 30,
                                                      2007             2007
                                                        $                $

NET LOSS                                              (717,446)      (1,836,018)

OTHER COMPREHENSIVE INCOME
   Unrealized gain (loss) on available-for-sale
      marketable securities                            (25,000)           8,000
                                                  ------------     ------------
TOTAL COMPREHENSIVE LOSS                              (742,446)      (1,828,018)
                                                  ============     ============

                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                          SEPTEMBER 30,                     SEPTEMBER 30,
                                                  -------------------------------   -----------------------------
                                                      2007             2006             2007             2006
                                                        $                $                $                $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                   (717,446)        (430,405)      (1,836,018)      (1,514,868)
Items not affecting cash
   Write-off of mineral properties                           -                -          250,956          520,180
   Stock-based compensation                            284,092           90,850          323,916           90,850
                                                  ------------     ------------     ------------     ------------
                                                      (433,354)        (339,555)      (1,261,146)        (903,838)
Change in non-cash working capital balances            (66,993)         (12,036)          44,613          (86,936)
                                                  ------------     ------------     ------------     ------------
                                                      (500,347)        (351,591)      (1,216,533)        (990,774)
                                                  ------------     ------------     ------------     ------------
INVESTING ACTIVITIES

Expenditures on mineral properties and
   deferred costs                                     (141,232)        (218,294)        (635,990)        (400,583)
Increase in short-term investments                     610,847          500,000       (2,211,845)        (500,000)
                                                  ------------     ------------     ------------     ------------
                                                       469,615          281,706       (2,847,835)        (900,583)
                                                  ------------     ------------     ------------     ------------
FINANCING ACTIVITIES

Issuance of common shares and warrants                       -                -        4,095,000        1,563,900
Share and warrant issue costs                                -                -         (333,895)          (4,735)
                                                  ------------     ------------     ------------     ------------
                                                             -                -        3,761,105        1,559,165
                                                  ------------     ------------     ------------     ------------
DECREASE IN CASH                                       (30,732)         (69,885)        (303,263)        (332,192)

CASH - BEGINNING OF PERIOD                             258,595          260,020          531,126          522,327
                                                  ------------     ------------     ------------     ------------
CASH - END OF PERIOD                                   227,863          190,135          227,863          190,135
                                                  ============     ============     ============     ============

SUPPLEMENTARY CASH FLOW INFORMATION (Note 10)

Interest paid                                                -               -                -                -
                                                  ============     ============     ============     ============

Income taxes paid                                            -               -                -                -
                                                  ============     ============     ============     ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
       INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                   (Unaudited)
                         (Expressed in Canadian Dollars)



                                                       NINE MONTHS ENDED
                                                          SEPTEMBER 30,
                                                  -----------------------------
                                                      2007             2006
                                                        $                $

SHARE CAPITAL

Balance at beginning of period                       7,804,571        5,854,335
Private placement                                    4,095,000          847,200
Warrant valuation                                     (368,550)        (352,012)
Exercise of warrants                                         -          716,700
Shares issued for payment of agent's fees               55,105                -
Shares issued for mineral properties                   333,000          126,000
Share issue costs                                     (431,217)          (4,735)
                                                  ------------     ------------
Balance at end of period                            11,487,909        7,187,488
                                                  ------------     ------------

WARRANTS

Balance at beginning of period                         498,025                -
Warrant valuation from private placement warrants      368,550          352,012
Warrant valuation from agent's warrants                 84,866                -
Warrant issue costs                                    (42,648)                -
                                                  ------------     ------------
Balance at end of period                                                352,012
                                                  ------------     ------------

CONTRIBUTED SURPLUS

Balance at beginning of period                         524,845          433,995
Contributed Surplus as a result of
   stock options granted                               323,916           90,850
                                                  ------------     ------------
Balance at end of period                               848,761          524,845
                                                  ------------     ------------

DEFICIT

Balance at beginning of period                      (4,662,346)      (2,742,097)
Loss for the period                                 (1,836,018)      (1,514,868)
                                                  ------------     ------------
Balance at end of period                            (6,498,364)      (4,256,965)
                                                  ------------     ------------

ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance at beginning of period                               -                -
Transition adjustment - marketable
   securities (Note 2)                                   7,000                -
Net unrealized gain on available-for-sale
   marketable securities                                 1,000                -
                                                  ------------     ------------
Balance at end of period                                 8,000                -
                                                  ------------     ------------

TOTAL SHAREHOLDERS' EQUITY                           6,755,099        3,807,380
                                                  ============     ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
 INTERIM CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
                                   (Unaudited)
                         (Expressed in Canadian Dollars)

                              ---------  -----------------------------------------------------  ---------
                              ARGENTINA                           PERU                             USA
                              ---------  -----------------------------------------------------  ---------
                                                                                                  WALKER
                                                     CRUZ DE                                       LANE,   ---------
                               MOGOTE      COCHA       MAYO      LAGUNA      MITU      OTHER      NEVADA     TOTAL
                                  $          $          $          $          $          $          $          $
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Balance, beginning of period  2,450,504    486,049    172,301      5,769      8,360    101,874    131,301  3,356,158
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Expenditures

   Acquisition costs            333,000      9,966     56,674    182,148          -          -     16,305    598,093
   Assays                             -      8,661        407        524      5,406          -          -     14,998
   Communications                     -      1,111         27          -        204          -          -      1,342
   Office                           794     21,585      5,231     12,498      2,985          -          -     43,093
   Salaries and contractors       3,242    117,010      8,974      3,870     16,835          -          -    149,931
   Supplies and equipment             -      5,682         33        179        502      6,528          -     12,924
   Transportation                     -     31,208      4,456      5,278      4,489          -          -     45,431
   Imagery and base maps              -     45,363          -         55          -          -          -     45,418
   Foreign value added tax          300     18,586      7,931     28,685      2,257          -          -     57,759
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                337,336    259,172     83,733    233,237     32,678      6,528     16,305    968,989

Future income tax                     -          -     (5,078)         -          -          -          -     (5,078)

Write-off of mineral
   properties                         -          -   (250,956)         -          -          -          -   (250,956)
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total for period                337,336    259,172   (172,301)   233,237     32,678      6,528     16,305    712,955
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Balance, end of period        2,787,840    745,221          -    239,006     41,038    108,402    147,606  4,069,113
                              =========  =========  =========  =========  =========  =========  =========  =========











          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
                   (Unaudited - Expressed in Canadian Dollars)



1.       NATURE OF OPERATIONS AND GOING CONCERN

         The Company was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company.

         The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company presently has adequate resources to maintain its core activities for the balance of the fiscal year but may not have sufficient working capital to fund all its planned exploration activities. The Company will continue to rely on successfully completing additional equity financing.

         These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported income and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

         New accounting policies

         Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

         (a) Section 3855, Financial Instruments - Recognition and Measurement and Section 3861, Financial Instruments - Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
                   (Unaudited - Expressed in Canadian Dollars)



2. SIGNIFICANT ACCOUNTING POLICIES (continued)

                  The Company is required to designate its financial instruments into one of the following five categories: held for trading; available for sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available for sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

                  The Company has designated its financial instruments as follows:

                  (i) Cash and short-term investments are classified as "Available-for-sale". Due to their short-term nature, their carrying value is equal to their fair value.
                  (ii) Marketable securities are classified as "Available-for-sale". The fair value is obtained by reference to the closing quoted market price on the balance sheet date.
                  (iii) Amounts receivable, prepaids and deposits are classified as "Loans and Receivables". These financial assets are recorded at values that approximate their amortized cost using the effective interest method.
                  (iv) Accounts payable and accrued liabilities are classified as "Other Financial Liabilities". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

         (b) Section 1530, Comprehensive Income, introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available for sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments.

                  As a result of adopting Sections 3855 and 1530, a transition adjustment of $7,000 was recorded as an increase to opening accumulated other comprehensive income to recognize the unrealized gain on marketable securities held by the Company on January 1, 2007 and designated as available-for-sale.

         (c) Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the nine months ended September 30, 2007.

         Comparative Figures

         Certain of the prior period comparative figures have been reclassified to conform to the current period's presentation.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
                   (Unaudited - Expressed in Canadian Dollars)



3.       SHORT-TERM INVESTMENTS

         As at September 30, 2007 and December 31, 2006, the Company held short-term investments comprised of the following:

                                                        SEPTEMBER 30, 2007
                                               --------------------------------
                                                    MATURITY        FAIR VALUE
                                                                         $
         12 month term deposit
            - 4.3% annual interest rate
              (Principal - $300,000)            April 21, 2008          300,629
         12 month term deposit
            - 4.45% annual interest rate
              (Principal - $2,000,000)         August 13, 2008        2,011,216
                                                                   ------------
                                                                      2,311,845
                                                                   ============

                                                         DECEMBER 31, 2006
                                                -------------------------------
                                                    MATURITY         PRINCIPAL
                                                                         $
         12 month term deposit
            - 3.7% annual interest rate         March 27, 2007          100,000
                                                                   ============

         The term deposits are fully redeemable in full or portion at the Company's option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of investment. The principal and interest are unconditionally guaranteed by the Bank of Montreal.


4.       MARKETABLE SECURITIES

         At September 30, 2007, the Company held 100,000 common shares of Astral Mining Corporation ("Astral") which had a quoted market value of $41,000 (December 31, 2006 - $40,000). The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur (see Note 2). The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see
         Note 5 (d)).

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
                   (Unaudited - Expressed in Canadian Dollars)



5.       MINERAL PROPERTIES AND DEFERRED COSTS


                                 ----------------------------------------------     ----------------------------------------------
                                               SEPTEMBER 30, 2007                                  DECEMBER 31, 2006
                                 ----------------------------------------------     ----------------------------------------------
                                  ACQUISITION      EXPLORATION                       ACQUISITION      EXPLORATION
                                     COSTS        EXPENDITURES         TOTAL            COSTS        EXPENDITURES         TOTAL
                                       $                $                $                $                $                $
                                 ----------------------------------------------     ----------------------------------------------

         Argentina
            Mogote Property         1,389,309        1,259,231        2,648,540        1,056,309        1,255,195        2,311,504
         Peru
            Cocha                      38,734          632,538          671,272           28,768          401,918          430,686
            Cruz de Mayo                    -                -                -           99,566           54,910          154,476
            Laguna                    182,148           28,173          210,321                -            5,769            5,769
            Mitu                            -           38,781           38,781                -            8,360            8,360
            Other                      50,664           45,387           96,051           50,664           38,859           89,523
         USA
            Walker Lane, Nevada       113,315           21,336          134,651           97,010           21,336          118,346
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                    1,774,170        2,025,446        3,799,616        1,332,317        1,786,347        3,118,664
         Proceeds on optioning of
            mineral properties        (33,000)               -          (33,000)         (33,000)               -          (33,000)
         Foreign value added tax            -          245,781          245,781                -          208,700          208,700
         Future income tax             33,917           22,799           56,716           36,540           25,254           61,794
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                    1,775,087        2,294,026        4,069,113        1,335,857        2,020,301        3,356,158
                                 ============     ============     ============     ============     ============     ============

         (a)      Mogote Property

                  The Company has exercised its option agreement with Golden Arrow Resources Corporation ("Golden Arrow"), a publicly traded company with common management and directors, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina. The Company has issued a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, to fulfil the requirements to earn this 51% interest.

                  On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

         (b)      Cruz de Mayo Project

                  On April 11, 2005 the Company entered into an option agreement to earn up to a 100% undivided interest in the 800 hectare Cruz de Mayo project located in the southern portion of the Department of Cuzco in Peru. In addition, the Company has staked 2,200 hectares of property contiguous to the optioned claims. Effective July 30, 2007 the Company terminated the option. Accordingly, the Company has written-off $250,956 of costs capitalized to the property to date.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
                   (Unaudited - Expressed in Canadian Dollars)




5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

         (c)      Laguna Project

                  On January 18, 2007, the Company signed a letter of intent to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru. The letter of intent was finalized in a definitive contract effective May 22, 2007. Under the terms of the contract, the Company may earn an initial 51% interest by incurring US$650,000 in work expenditures and US$900,000 in option payments as follows:


                    OPTION       EXPLORATION
                   PAYMENTS      EXPENDITURES     DATE
                      US $            US $

                    120,000               -       May 22, 2007 (paid on signing)
                    280,000         250,000       May 22, 2008
                    500,000         400,000       May 22, 2009
                  ---------      ----------
                    900,000         650,000
                  =========      ==========

                  The Company may then elect to earn an additional 39% interest, by making a further US$4,000,000 in option payments and completing a bankable feasibility study, within seven years after the exercise of the initial option.

         (d)      Walker Lane Properties

                  On June 9, 2006, the Company optioned the Walker Lane Properties in Nevada to Astral Mining Corporation ("Astral"). Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties. An initial 65% interest in the properties may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 shares were issued on August 4, 2006) to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years.


6.       SHARE CAPITAL

         Authorized   - unlimited common shares without par value

         Issued - common shares                         SEPTEMBER 30, 2007                DECEMBER 31, 2006
                                                  -----------------------------     -----------------------------
                                                      NUMBER             $             NUMBER              $

         Balance, beginning of period               21,748,592        7,804,571       16,599,092        5,854,335
                                                  ------------     ------------     ------------     ------------
         Private placements                         11,700,000        4,095,000        3,647,000        1,629,450
         Warrants valuation                                  -         (368,550)               -         (503,765)
         Exercise of warrants                                -                -        1,194,500          716,700
         For agent's fees                              157,444           55,105            8,000            2,800
         For mineral properties                        900,000          333,000          300,000          126,000
         Share issue costs                                   -         (431,217)               -          (20,949)
                                                  ------------     ------------     ------------     ------------
         Balance, end of period                     34,506,036       11,487,909       21,748,592        7,804,571
                                                  ============     ============     ============     ============

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
                   (Unaudited - Expressed in Canadian Dollars)

7.       SHARE CAPITAL (continued)

         (a) During the nine months ended September 30, 2007, the Company completed a brokered private placement financing of 11,700,000 units at $.35 per unit for gross proceeds of $4,095,000. The financing was completed in two tranches of 2,200,000 units and 9,500,000 units on April 12, 2007 and April 19, 2007 respectively. Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.45 per share for two years from the close of the financing. In addition to cash commissions and related costs of $273,789, the agents were granted 930,800 agent's warrants and 157,444 agent's units. Each agent's unit entitles the holder to acquire one common share and one half common share purchase warrant. Each full agent's warrant is exercisable for one share at a price of $0.45, for a period of twenty four months from the close of the financing.

                  The fair value of warrants and agent's warrants were as follows:

                  i) value assigned to 5,850,000 warrants was $325,902, net of share issue costs of $42,648

                  ii)      value assigned to the 1,009,523  agent's  warrant was
                           $84,866

                  The Black-Scholes Pricing Model was used to value the warrants ($0.075 per warrant) and agent's warrants ($0.086 per warrant) based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 55% and expected life of 12 months.

         (b) At December 31, 2006, the Company had recorded a subscription receivable balance of $166,250 relating to proceeds from the Company's December 2006 private placement which had not been received at year end. These proceeds were received in January 2007.

         (c)      Stock options and stock-based compensation

                  The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The stock options granted are subject to a four month hold period and exercisable for a period of five years.

                  During the nine months ended September 30, 2007, the Company granted stock options to certain directors, employees and consultants to acquire 1,987,500 common shares of the Company and recorded compensation expense of $323,916 with a corresponding increase in contributed surplus.

                  The fair value of stock options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions used for the grants made during the nine months ended September 30, 2007:

                             Risk-free interest rate          4.1%
                             Estimated volatility              85%
                             Expected life                   2.3 years
                             Expected dividend yield            0%

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
                   (Unaudited - Expressed in Canadian Dollars)



6.       SHARE CAPITAL (continued)

         (c)      Stock options and stock-based compensation (continued)

                  The weighted average fair value of stock options granted in the nine months ended September 30, 2007, calculated using the Black-Scholes Option Pricing Model, was $0.17 per share. Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  A summary of the changes in the Company's outstanding stock options for the nine months ended September 30, 2007, is presented below:

                                                     OPTIONS          WEIGHTED
                                                   OUTSTANDING         AVERAGE
                                                       AND            EXERCISE
                                                   EXERCISABLE         PRICE
                                                                         $

                  Balance, beginning of period       1,824,500          0.68
                  Granted                            1,987,500          0.40
                  Cancelled                           (355,000)         0.55
                                                  ------------
                  Balance, end of period             3,457,000          0.53
                                                  ============

                  Stock options outstanding and exercisable at September 30, 2007, are as follows:

                  NUMBER OF OPTIONS      EXERCISE
                   OUTSTANDING AND        PRICE           EXPIRY DATE
                     EXERCISABLE            $

                          200,000          0.40           March 26, 2008
                          875,000          0.60           December 12, 2008
                          414,500          0.90           April 2, 2009
                           65,000          0.75           March 21, 2010
                          180,000          0.35           August 1, 2010
                          265,000          0.60           July 11, 2011
                           37,500          0.40           February 14, 2012
                        1,420,000          0.40           July 27, 2012
                     ------------
                        3,457,000
                     ============

         (d)      Warrants

                  A continuity summary of warrant equity is presented below:

                                                                         $

                  Balance, December 31, 2006                            498,025
                  Warrant valuation from private
                       placement warrants                               368,550
                  Warrant valuation from agent's warrants                84,866
                  Warrant issue costs                                   (42,648)
                                                                   ------------
                  Balance, September 30, 2007                           908,793
                                                                   ============

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
                   (Unaudited - Expressed in Canadian Dollars)



6.       SHARE CAPITAL (continued)

         (d)      Warrants (continued)

                  A summary of the changes in the Company's outstanding warrants for the nine months ended September 30, 2007, is presented below:
                                                                    WEIGHTED
                                                                     AVERAGE
                                                    WARRANTS      EXERCISE PRICE
                                                                         $

                  Balance, beginning of period       3,703,000          0.53
                  Issued                             6,859,523          0.45
                                                  ------------
                  Balance, end of period            10,562,523          0.48
                                                  ============

                  Common shares reserved pursuant to warrants and agent warrants outstanding at September 30, 2007 are as follows:

                  NUMBER OF WARRANTS      EXERCISE
                    OUTSTANDING AND        PRICE       EXPIRY DATE
                      EXERCISABLE            $

                        1,412,000           0.65       January 30, 2008
                        2,291,000           0.45       December 8, 2008
                        1,296,963           0.45       April 12, 2009
                        5,562,560           0.45       April 19, 2009
                    -------------
                       10,562,523
                    =============


7.       CONTRIBUTED SURPLUS

         A continuity summary of contributed surplus is presented below:

                                                                         $

         Balance, December 31, 2006                                     524,845
         Contributed surplus as a result of stock options granted       323,916
                                                                   ------------
         Balance, September 30, 2007                                    848,761
                                                                   ============


8.       RELATED PARTY TRANSACTIONS

         The Company engages Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, IMA Exploration Inc. ("IMA"), Golden Arrow, Astral, Gold Point Energy Corp. and Blue Sky Uranium
         Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During the nine months ended September 30, 2007, the Company incurred fees of $460,839 (2006 - $380,045) to the Grosso Group: $503,900 (2006 -
         $329,147) was paid in monthly payments and $43,061 is included in amounts receivable (2006 - $50,898 included in accounts payable) as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in amounts receivable, prepaids and deposits is a $95,000 (2006 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
                   (Unaudited - Expressed in Canadian Dollars)



8.       RELATED PARTY TRANSACTIONS (continued)

         The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500. During the nine months ended September 30, 2007, the Company paid $65,625 (2006 - $63,958) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

         Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided IMA's Chief Executive
         Officer who is a director of the Company. The agreement may be terminated at any time by the Company upon 30 days written notice. For the nine months ended September 30, 2007, the Company paid $4,167 to IMA for the services.

         All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


9.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the nine months ended September 30, 2007.

         The Company's total assets are segmented geographically as follows:

                                                                         SEPTEMBER 30, 2007
                                 -------------------------------------------------------------------------------------------------
                                   CORPORATE        ARGENTINA          PERU              USA           COLUMBIA          TOTAL
                                    CANADA
                                       $                $                $                $                $                $

         Current assets             2,705,810           13,514           68,097                -           65,993        2,853,414
         Mineral properties
            and deferred costs              -        2,787,840        1,133,667          147,606                -        4,069,113
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                    2,705,810        2,801,354        1,201,764          147,606           65,993        6,922,527
                                 ============     ============     ============     ============     ============     ============


                                                                 DECEMBER 31, 2006
                                 --------------------------------------------------------------------------------
                                   CORPORATE        ARGENTINA          PERU              USA             TOTAL
                                    CANADA
                                       $                $                $                $                $

         Current assets               923,326              714           63,654                -          987,694
         Mineral properties
            and deferred costs              -        2,450,504          774,353          131,301        3,356,158
                                 ------------     ------------     ------------     ------------     ------------
                                      923,326        2,451,218          838,007          131,301        4,343,852
                                 ============     ============     ============     ============     ============

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
                   (Unaudited - Expressed in Canadian Dollars)



10.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company as follows:

                                                        NINE MONTHS ENDED
                                                           SEPTEMBER 30,
                                                  -----------------------------
                                                      2007             2006
                                                        $                $
         Investing activities

         Expenditures on mineral property
            interests and deferred costs              (333,000)        (126,000)
         Shares issued for mineral properties          333,000          126,000
                                                  ------------     ------------
                                                             -                -
                                                  ============     ============
         Financing activities

         Share and warrant issuance costs             (139,971)               -
         Warrants issued for payment of
            agent's fees                                84,866                -
         Shares issued for payment of
            agent's fees                                55,105                -
                                                  ------------     ------------
                                                             -                -
                                                  ============     ============


11.      FINANCIAL INSTRUMENTS

         The  Corporation's   financial   instruments  are  comprised  of  cash,
         short-term investments, marketable securities, amounts receivable, prepaids and deposits, and accounts payable and accrued liabilities.

         The fair values of cash, short-term investments, amounts receivable, prepaids and deposits and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

         The fair value of marketable securities is obtained by reference to the closing quoted market price on the balance sheet date.


12.      SUBSEQUENT EVENTS

         On October 1, 2007, the Company has entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in five exploration properties in Peru. Four of these projects are located in the Junin and Huancavelica Departments, central Peru and one is located in the Arequipa Department of southern Peru.

         In order to earn a 70% undivided interest in these projects, the Company must complete US$200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin group and Arequipa group of projects on or before 14 September, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each property 60 days after receiving notice that 1,500 metres of drilling has been completed.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
                   (Unaudited - Expressed in Canadian Dollars)



12.      SUBSEQUENT EVENTS (continued)

         On November 15, 2007, the Company announced that it has signed a Letter of Intent to option up to a 100% interest in the Loma Colorada porphyry copper-gold property. This 1,100 hectare project is located in Ancash department, 430 km northwest of Lima, Peru and is situated within the Andean-Pacific copper-molybdenum porphyry belt which includes the nearby Magistral mine (Cu-Pb-Zn) and the Pashpap copper-molybdenum porphyry project.

                           AMERA RESOURCES CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007



INTRODUCTION

The following management discussion and analysis and financial review, prepared as of November 21, 2007, should be read in conjunction with the Company's unaudited interim consolidated financial statements for the nine months ended September 30, 2007 and audited annual consolidated financial statements and related notes for the year ended December 31, 2006. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management's discussion and analysis are expressed in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, silver and copper; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Argentina, Peru and US will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

COMPANY OVERVIEW

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSXV") under the symbol "AMS".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. All of the Company's material mineral property interests are located in Argentina, Peru and USA. The Company is currently reviewing other mineral property interest opportunities in South and North America. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and USA (SEC).

EXPLORATION PROJECTS

PERU

COCHA COPPER-SILVER PROJECT, DEPARTMENT OF JUNIN

The Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima. Initially 2,400 hectares were staked in 2006, the Cocha property has now been expanded to 7,060 hectares. The Company holds 100% interest in the Cocha property. It is situated in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization. The property is road-accessible and averages 4400m above sea level. The 2006 surface exploration program has revealed two silver-copper soil anomalous zones as well as six copper-silver targets including the original Discovery Outcrop. A Phase I drill program focusing around the Discovery Outcrop was also completed in 2006.

Surface exploration and sampling work carried out over the entire property over the past several months has resulted in the identification of three new zones of high-grade mineralization and a number of additional showings. Two of the zones, North Cocha and South Cocha, host copper-silver mineralization, similar to the Discovery Outcrop Trend, while the East Cocha Zone is characterized by gold-silver-copper mineralization. Rock sample highlights include: 2.65% copper and 8.9 g/t silver over 0.5m (North Cocha), 0.80% copper and 8.9 g/t silver over 10.0m (South Cocha), 2.80% copper and 105 g/t silver over 0.40m (South Cocha) and 6.97 g/t gold, 53.4 g/t silver and 3.1% copper over 0.7m (East Cocha). The Discovery Outcrop remains a fourth mineralized zone, the Central Cocha Target, which intersected 30.23m grading 2.67% copper and 24.1 g/t silver in the 2006 drilling.

Results from 41 additional rock samples collected on the East Cocha Zone were subsequently reported in Q3-07. The high gold values combined with reconnaissance geologic mapping outline a bonanza gold target over widths up to 2m that intermittently outcrops over 600m of strike length and potentially extends up to 2km. The rock samples included grab and chip channel samples ranging from 0.1 to 4.0m. Significant results include: 22.00 g/t gold, 16.2 g/t silver and 3.68% copper over 0.6m, 4.58 g/t gold, 8.2 g/t silver and 2.30% copper over 1.2m, 8.56 g/t gold, 95.7 g/t silver and 3.57% copper over 1.0m and
3.13 g/t gold, 60.0 g/t silver and 2.70% copper over 1.9m.

A Phase II drill program is currently underway at the Cocha Property. The primary focus of this program is to test the "Discovery Outcrop" zone of the Central Cocha Target and also test the South Cocha Target. To date, seven holes have been completed for a total of over 1,000 metres, out of the 2,000m planned program. Surface work to advance the other targets on the property to the drill stage is proceeding in tandem with permitting.

The samples from Cocha were analysed by ALS Chemex Laboratories ("ALS"), an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. The technical information above has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, a Qualified Person as defined in National Instrument 43-101 (a "Qualified Person").

MITU COPPER-SILVER PROPERTY, DEPARTMENT OF JUNIN

The 5,800 hectare Mitu concession covers a high grade copper-silver target in the Department of Junin, Peru. The Company holds a 100% interest in the Mitu property, acquired by direct staking. The property is located approximately 155km northeast of Lima, 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project. Mitu is easily accessible via a paved road connecting Lima with Oroya and Cerro de
Pasco. From the paved road there are several 4x4 roads leading to different areas of the property. Elevations on the property range from 3700m to 4400m above sea level.

Sediment-hosted copper-silver mineralization occurs in the clastic Mitu Formation at, or close to, its upper contact with the Pucara limestone. The Company is currently carrying out a comprehensive surface exploration program comprising prospecting, geological mapping and soil grid sampling to delineate drill targets. A preliminary drill program is planned for early 2008.

Work on the Mitu property was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and technical information from the property was also reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, both Qualified Persons. Analyses of the samples from the Mitu property were performed by ALS.

LAGUNA GOLD PROJECT, PASCO DEPARTMENT

On January 18, 2007, the Company signed a letter of intent to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru. The letter of intent was finalized in a definitive contract effective May 22, 2007. Under the terms of the contract, the Company may earn an initial 51% interest by incurring US$650,000 in work expenditures and US$900,000 in option payments as follows:

           OPTION         EXPLORATION
          PAYMENTS        EXPENDITURES       DATE
            US $              US $

           120,000                 -         May 22, 2007 (paid on signing)
           280,000           250,000         May 22, 2008
           500,000           400,000         May 22, 2009
         ---------         ---------
           900,000           650,000
         =========         =========

The Company may then elect to earn an additional 39% interest, by making a further US$4,000,000 in option payments and completing a bankable feasibility study, within seven years after the exercise of the initial option. In addition, the Company has filed applications for additional claims covering 8,800 hectares in adjacent areas bringing the project total to 20,050 hectares.

The Laguna Gold Project is located in the prolific Cerro de Pasco district and is immediately west of the mineral belt that includes the Cerro de Pasco and Colquijirca area polymetallic deposits. The Laguna Gold Project surrounds the Quicay high sulphidation epithermal gold deposit. The primary target on the Laguna Project is a buried high sulphidation gold or polymetallic deposit.

In 2001, Anglo American Exploration Peru S.A. carried out a Spectrum airborne survey identifying 37 targets in the Laguna area. Placer Dome acquired an option on the property in 2005 and carried out a property-wide geochemical survey, reviewed the Anglo Spectrum data and anomalies and conducted a review of surface geology and structure. The result of Placer Dome's work was the identification of 6 high priority drill targets selected for testing in 2006. With the takeover of Placer Dome by Barrick Gold Corporation the Laguna Gold Project option was terminated and the targets have yet to be tested. The Company has acquired the sizable exploration database and will be using it to confirm the previously-identified targets.

The   Company   is   planning   a   Phase   I  drill   program   to   test   the
geophysical-geochemical targets at the end of 2007 or in early 2008.

ACERO COPPER-GOLD PROJECT, DEPARTMENT OF CUZCO

The Acero porphyry copper-gold property is located in southern Department of Cuzco, Peru. The 1700 hectare 100% Company-owned property lies within the Santo Tomas Porphyry Copper Belt and is located near the town of Velille. The Acero property is located in a prolific mining district known for both epithermal gold and porphyry copper deposits.

In 2005, the Company performed preliminary mapping, rock and silt sampling focused on the eastern portion of the property in the general area where limited previous drilling was carried out. No exploration work was carried out on the property during 2006.

Subsequent to satisfactory completion of a community relations program in late 2007 or early in 2008 the Company is planning a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the property.

Work on the Acero property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and reviewed by Dr. David A. Terry, P.Geo., Vice
President Exploration, both Qualified Persons. All assays from the Acero property were carried out by ALS.

FUYANI COPPER-GOLD PROPERTY, DEPARTMENT OF CUZCO

The 1,000 hectare Fuyani property is located 40km north of Santo Tomas in the Department of Cusco. The Company holds a 100% interest in the Fuyani property, acquired by direct staking. It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the property. Fuyani is located in the Santo Tomas Porphyry Copper belt.

Porphyry-style copper and silver mineralization, with elevated lead, zinc and molybdenum, is hosted by epidote-altered granodiorite. Abundant massive magnetite and garnet float in several creeks draining the Fuyani property suggests also the presence of skarn type mineralization.

No work was carried out on the property since initial surface exploration in 2006. In early 2008, the Company is planning a comprehensive surface exploration program to evaluate the property and to generate targets.

The work at the Fuyani property was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. The technical data has also been reviewed by Dr. David
A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101. Analyses from the Fuyani property were performed by ALS.

CRUZ DE MAYO PROPERTY, DEPARTMENT OF CUZCO

On April 11, 2005 the Company entered into an option agreement to earn up to a 100% undivided interest in the 800 hectare Cruz de Mayo project located in the southern portion of the Department of Cuzco in Peru. In addition, the Company has staked 2,200 hectares of property contiguous to the optioned claims. Effective July 30, 2007 the Company terminated the option. Accordingly, the Company has written-off $250,956 of costs capitalized to the property to date.

OTHER

The Company has entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in five exploration properties in Peru. Four of these projects are located in the Junin and Huancavelica
Departments, central Peru and one is located in the Arequipa Department of southern Peru.

In order to earn a 70% undivided interest in these projects, the Company must complete US$200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin group and Arequipa group of projects on or before September 14, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each property 60 days after receiving notice that 1,500 metres of drilling has been completed.

The Junin group of projects comprises the Huari (4,000 ha), Ocoro (2,000 ha), Rosas Pampa (1,500 ha) and Cinta Verde (2,000 ha) claim groups. The Huari property is the most advanced MPDP project of the Junin group and is located immediately south of the Cocha claim block. Four main zones of interest are identified: Puru Puru NW, Puru Puru SE, Llaulli, and Anas. Puru Puru NW, the most advanced prospect, hosts a mineralized zone extending over 200m in length and striking beneath soil cover, with widths between 15 and 30m. MPDP reports average assays of 1.2% Cu and 31 g/t Ag from the Puru Puru NW zone.

The Arequipa Group of Projects include the Humaro property (1,600 ha). Previous work focused on the Humaro claim block where reconnaissance geologic mapping and rock sampling identified a zone with anomalous copper mineralization, mostly as oxides, over an area of 2 km by 0.4 km. Values reported from MPDP rock samples grade up to 3.78% copper. The target is a buried copper porphyry stock beneath the copper mineralized veinlet system on surface.

In addition, on November 15, 2007, the Company announced that it has signed a Letter of Intent to option up to a 100% interest in the Loma Colorada porphyry copper-gold property. This 1,100 hectare project is located in Ancash department, 430 km northwest of Lima, Peru and is situated within the
Andean-Pacific copper-molybdenum porphyry belt which includes the nearby Magistral mine (Cu-Pb-Zn) and the Pashpap copper-molybdenum porphyry project. The Loma Colorada claims encompass a disseminated copper-gold target extending approximately 1500m east-west by 1200m north-south.

The mineralization at Loma Colorada is hosted in a monzonite porphyry intrusive stock emplaced within stratified Cretaceous quartzite, argillite and andesite. The majority of the mineralized stock is covered by alluvial conglomerate that extends up to 50m thick and hosts exotic copper mineralization. Porphyry style alteration of the monzonite stock includes propylitic, argillic, phyllic (secondary biotite), sericitic and silicification. The mineralized porphyry hosts quartz stockwork, sheeted veins and disseminated sulfides displaying both oxide and sulfide copper minerals, including malachite, azurite, chrysacolla, tenorite, chalcocite and covelite along with pyrite.


The Company acquired a geochemical database for the property that includes gold and ICP multielement analyses of 315 surface rock chip, channel and colluvium composite samples collected across the Loma Colorada claim block. Rock samples were collected throughout the intrusive stocks and surrounding altered country rock. The results show consistently anomalous copper values ranging up to 1.07% copper along with elevated gold, silver, arsenic, molybdenum, lead and zinc. Due diligence sampling carried out by the Company confirm analyses reported in the property database. Basic statistics from the rock sample database are shown below:

--------------------------------------------------------------------------------
                Au ppm   Ag ppm   As ppm    Cu ppm    Mo ppm   Pb ppm   Zn ppm
--------------------------------------------------------------------------------
Samples          315       315     314        315       315      315       315
--------------------------------------------------------------------------------
Average        0.022      1.01     297        717        83      132       159
---------------------- ---------------------------------------------------------
Minimum       <0.005      <0.5      <5         29        <1       <2         3
--------------------------------------------------------------------------------
Maximum        0.902      44.4    9990     10,700       450     5480      6740
--------------------------------------------------------------------------------

The distribution and consistently elevated copper values combined with the style of alteration and mineralization indicate the Loma Colorada property is a large tonnage porphyry copper exploration target. Higher grade supergene and primary sulfide zones will be targeted at depth. The Company plans to aggressively explore the entire intrusive body. Since the property lies at moderate elevations (1050m to 2100m above sea level) exploration can be carried out year round. The Company plans to initiate exploration by constructing a four kilometre road, followed by dozer trenching, channel sampling, detailed geologic mapping, induced polarization (IP) studies and drilling.

Under the terms of this Letter of Intent, the Company may earn up to a 100% undivided interest in the Loma Colorada property by incurring US$1,400,000 in exploration expenditures and make US$490,000 in cash payments to the vendor over a three year period. The Company can exercise this option (i) at the beginning of the fourth year by making a further payment of US$2,500,000 and a 1% NSR or, alternatively, continue with the option for an additional 12-month period in exchange for a payment of US$400,000 and incurring a further US$3,000,000 in exploration expenditures; or (ii) at the beginning of the fifth year by making a payment of US$200,000 and funding a pre-feasibility study; or (iii) at the end of the fifth year by making a payment of US$5,000,000 and granting to the vendor a 2% NSR. Each 1% NSR can be purchased by the Company for US$1,000,000.

Samples reported on herein were analyzed by ALS. Peter C. Ellsworth, Licensed Geologist, a Qualified Person, has reviewed the analytical data on the property and has collected the check samples referred to above.

ARGENTINA

MOGOTE PROPERTY, SAN JUAN PROVINCE

The Company has exercised its option agreement with Golden Arrow Resources Corporation ("Golden Arrow"), a publicly traded company with common management and directors, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina. The Company has issued a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, to fulfil the requirements to earn this 51% interest.

On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

The Mogote Property lies 350 kilometers northwest of the city of San Juan, in the province of San Juan, Argentina. It is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits. Xstrata's El Morro Au-Cu deposit is eleven kilometres to the east and on trend with Mogote. Surface exploration work identified early on three targets: Filo Este, Filo Central and Zona Colorida. Diamond drilling on Filo Este in 2004 and Reverse Circulation drilling on Filo Este and Filo Central in 2005 confirmed the presence of a copper-gold porphyry system. Other targets include Stockwork Hill, and the Southeast Colour Anomaly which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization.

No exploration work has been carried out on the Mogote property during the nine months ended September 30, 2007.

The 2004 and 2005 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G.. Assays for the drilling and surface program were performed by ALS or by Alex Stewart Labs, Mendoza, Argentina. Dr. David A. Terry, P.Geo., Vice President Exploration, is the Company's Qualified Person for the Mogote Property.

USA

ROY AND HILLS PROPERTIES, NEVADA

The Roy and Hills Properties consist of two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acre) Roy claim block and the 227 ha (560 acre) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces.

In 2006, the Company signed a Letter of Intent with Astral Mining Corporation ("Astral") to option to them the Roy and Hills properties. Under the terms of this Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties. An initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 common shares issued) to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years. The Company received approval from TSX Venture Exchange for this agreement.

On May 18, 2007 Astral reported the results from a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the Roy and Hills gold projects. The best results from the program were a 6.1m interval averaging 0.89 g/t gold, including a 1.5m interval assaying 2.1 g/t gold, from between 3.0 and 9.1m depth in hole R-07-5. This hole, along with R-07-03, was designed to test the area where surface samples of subcropping bladed quartz vein material assayed 41.5 g/t gold. Zones of anomalous arsenic concentration were observed in all holes except R-07-7; zones of elevated silver and copper were detected in hole R-07-05 and a 20.1m wide zone of arsenic-mercury+/-antimony+/-copper was present near the top of hole R-07-06.

The Roy and Hills drilling program was carried out under the supervision of John Rice, C.P.G., a Qualified Person. All analytical work for the Roy and Hills drilling program was performed by American Assay Laboratories Inc, located in Sparks, Nevada. The technical information discussed above has also been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration and a Qualified Person.

COLOMBIA

Effective January 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia. The joint venture has hired an operations manager and retained contract exploration personnel. In addition, the joint venture is in the process of evaluating a number of opportunities but has not acquired any mineral properties to date. The Company believes that Colombia represents an opportunity as it has high geological potential. Furthermore, the security and investment climate of the country has significantly improved in recent years.

The Company is actively carrying out reconnaissance programs in high potential mineral belts in southern Peru. In addition the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions throughout South America.

For a more detailed discussion of the acquisition and development of the Company's principal properties prior to January 1, 2007, reference should be made to the December 31, 2006 Management Discussion and Analysis.

SELECTED QUARTERLY FINANCIAL INFORMATION AND THIRD QUARTER DISCUSSION

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.


                           ----------------------------------  ----------------------------------------------  ----------
                                          2007                                      2006                          2005
                           ----------------------------------  ----------------------------------------------  ----------
                             SEP 30      JUN 30      MAR 31      DEC 31      SEP 30      JUN 30      MAR 31      DEC 31
                                $           $           $           $           $           $           $           $
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Revenues                          Nil         Nil         Nil         Nil         Nil         Nil         Nil         Nil
Net Loss                     (717,446)   (698,937)   (419,635)   (405,381)   (430,405)   (783,965)   (300,498)   (574,417)
Net Loss per Common Share
     Basic and Diluted          (0.02)      (0.02)      (0.02)      (0.02)      (0.02)      (0.04)      (0.02)      (0.03)
                           ----------------------  ----------------------------------------------  ----------------------

For the three months ended September 30, 2007, the Company recorded a net loss of $717,446, an increase in loss of $287,041 from the $430,405 loss incurred in the three months ended September 30, 2006. The increase in loss is primarily a result of:

         (i) stock-based compensation expense of $284,092 from 1,600,000 stock options being granted during the quarter.

         (ii) a $285,943 increase in operating loss to $725,560 in the 2007 period from $439,617 in the 2006 period as a result of increased activities with corporate development and investor relations increasing by $45,989, general exploration increasing by $23,941 and travel increasing by $37,524.

SUMMARY OF FINANCIAL RESULTS

For the nine months ended September 30, 2007, the Company reported a consolidated loss of $1,836,018 ($0.06 per share), an increase of $321,150 from the loss of $1,514,868 ($0.08 per share) for the nine months ended September 30, 2006. The increase in the loss in 2007 period, compared to 2006, was due to a number of factors of which $581,741 can be attributed to increases in operating expenses partially offset by a $260,591 decrease in other income items.

RESULTS OF OPERATIONS

The Company's operating expenses for the nine months ended September 30, 2007, were $1,600,324, an increase of $581,741 from $1,1018,583 in the 2006 period.
Significant expenditures were incurred in the following categories:

         (i) Salaries increased $26,337 due to increases in staff and activity levels. The salary expense is comprised of an allocation of fees from Grosso Group Management Ltd. ("Grosso Group" - see discussion in related parties section below).

         (ii) General exploration increased to $109,434 in the 2007 period from $198,121 in the 2006 period as the Company continues to expense costs associated with exploration that are not related to specific projects or properties. The costs primarily relate to the Company's exploration activities in Peru and Colombia.

         (iii) Corporate development and investor relations increased $71,626 to $199,367 mainly due to increased costs associated with advertising and attendance at investor conferences, which were partially offset by reduced external public relations advisory services fees paid in the 2007 period.

         (iv) Office and sundry expenses increased $39,018 to $121,693 in the 2007 period from $82,675 in the 2006 period as a result of increased activity levels in 2007. The office and sundry expense is primarily comprised of an allocation of fees from the Grosso Group.

         (v) Travel expenses increased $86,507 to $111,456 in the 2007 period from $24,949 in the 2006 period as a result of increased exploration related travel as well as increased travel to investor conferences.

         (vi) Stock-based compensation of $323,916 is the estimated fair value of 1,837,500 stock options granted to employees, directors and consultants during the 2007 period. Stock-based compensation of $90,850 was recorded in the nine months ended September 30, 2006. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate.

         (vii) Write-off of mineral properties decreased to $250,956 in the 2007 period from $520,180 in the 2006 period. The 2007 write-off is a result of the Company terminating its option on the Cruz de Mayo project in Peru. The 2006 write-off is primarily a result of the Company terminating its option on the Esperanza property in Peru.

During the nine month period ended September 30, 2007 the Company capitalized $361,994 of expenditures on the Mogote property in Argentina. Of these expenditures, $333,000 represents the fair value of 900,000 shares of the Company issued to fulfil its final obligations under the option agreement to earn a 51% interest in the property. In addition, the Company capitalized $249,919 of expenditures on the Cocha property, $218,956 on the Laguna property and $31,554 on the Mitu property in Peru as well as $16,305 on the Walker Lane properties in Nevada. See the "Exploration Projects" section above for further discussion.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at September 30, 2007 was $227,863, a decrease of $303,263 from December 31, 2006. Short-term investments balance increased to $2,311,845 at September 30, 2007 from $100,000 at December 31, 2006. The subscription receivable of $166,250 that was outstanding as of December 31, 2006 from the December 2006 private placement was received in January 2007. Total assets increased to $6,922,527 at September 30, 2007 from $4,343,852 at December 31, 2006. This increase is primarily due to the increase in short-term investments and exploration expenditures capitalized to mineral properties and deferred costs, partially offset by the decrease in the cash and subscription receivable balances.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. In the 2007 period the Company recorded interest income of $51,837 compared to $27,696 in the 2006 period, primarily as a result of increased funds on deposit.

The Company has financed its operations through the sale of its equity securities. On April 19, 2007, the Company completed a brokered financing of 11,700,000 units at a price of $0.35, for total proceeds of $4,095,000. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of 2 years at $0.45 per share. Additionally, once the resale restrictions on the shares have expired, and upon the Company's shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. In addition to cash commissions and related costs of $273,789, the agents were granted 930,800 agent's warrants and 157,444 agent's units. Each agent's unit entitles the holder to acquire one common share and one half common share purchase warrant. Each full agent's warrant is exercisable for one share at a price of $0.45, for a period of twenty four months from the close of the financing.

The Company has received $Nil from the exercise of warrants and options from January 1, 2007 to September 30, 2007 (2006 - $1,194,500). As at November 21,
2007, the Company had working capital of approximately $2,500,000.

The Company presently has adequate resources to maintain its core activities for the balance of the fiscal year but may not have sufficient working capital to fund all its planned exploration activities. The Company will continue to rely on successfully completing additional equity financing to maintain its core activities and further exploration of its existing and new properties in the Americas. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of the Company's interest in one or more of its mineral claims.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

OPERATING CASH FLOW

Cash outflow from operating activities was $1,215,992 for the nine months ended September 30, 2007 compared to $990,774 for the 2006 period. Increased activity levels in the current period resulted in increased operating costs; which were partially offset by a large positive change in non-cash working capital balances in 2007 compared to a negative change in working capital balances in 2006.

FINANCING ACTIVITIES

For the nine months ended September 30, 2007, the Company received $4,095,000 from a private placement less share issue costs of 333,895 and $Nil from the exercise of warrants. For the nine months ended September 30, 2006, the Company received $847,200 less share issue costs of $4,735 from private placement and $716,700 from the exercise of warrants.

INVESTING ACTIVITIES

Investing activities consumed cash of $2,848,376 for the period ended September 30, 2007 compared to $900,583 for the period ended September 30, 2006. In the 2007 period, these investing activities included additions of $629,461 to mineral properties and deferred costs, an addition of equipment for $7,070 and an addition of $2,211,845 to short-term investments. In the 2006 period, investing activities included additions of $400,583 to mineral properties and deferred costs and an addition of $500,000 to short-term investments.

RELATED PARTIES TRANSACTIONS

The Company engages Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, IMA Exploration Inc. ("IMA"), Golden Arrow, Astral, Gold Point Energy Corp. and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During the nine months ended September 30, 2007, the Company incurred fees of $460,839 (2006 - $380,045) to the Grosso Group: $503,900 (2006 - $329,147) was paid in monthly payments and $43,061 is included in amounts receivable (2006 - $50,898 included in accounts payable) as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in amounts receivable, prepaids and deposits is a $95,000 (2006 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500. During the nine months ended September 30, 2007, the Company paid $65,625 (2006 - $63,958) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided IMA's Chief Executive Officer who is a director of the Company. The agreement may be terminated at any time by the Company upon 30 days written notice. For the nine months ended September 30, 2007, the Company paid $4,167 to IMA for the services.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CONTRACTUAL COMMITMENTS

As of September 30, 2007, the Company had the following US dollar option payment and work expenditure commitments in relation to its mineral property projects:

                      LESS THAN                     GREATER THAN
                       1 YEAR       1 TO 3 YEARS       3 YEARS          TOTAL
                         US$             US$             US$             US$
                    ------------    ------------    ------------    ------------
US $ Commitments

Option payments          280,000         500,000               -         780,000
Work expenditures        250,000         400,000               -         650,000
                    ------------    ------------    ------------    ------------
                         530,000         900,000               -       1,430,000
                    ============    ============    ============    ============


Further details of the Company's option payments and expenditure commitments are disclosed in Note 5 to the Company's September 30, 2007 interim consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the years ended December 31, 2006, 2005 and 2004. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

(a)      Section 3855,  Financial  Instruments - Recognition and Measurement and
         Section 3861, Financial Instruments - Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

         The Company is required to designate its financial instruments into one of the following five categories: held for trading; available for sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available for sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.


         The Company has designated its financial instruments as follows:

         (i) Cash and short-term investments are classified as "Available-for-sale". Due to their short-term nature, their carrying value is equal to their fair value.
         (ii) Marketable securities are classified as "Available-for-sale". The fair value is obtained by reference to the closing quoted market price on the balance sheet date.
         (iii) Amounts receivable, prepaids and deposits are classified as "Loans and Receivables". These financial assets are recorded at values that approximate their amortized cost using the effective interest method.
         (iv) Accounts payable and accrued liabilities are classified as "Other Financial Liabilities". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

(b) Section 1530, Comprehensive Income, introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available for sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments.

         As a result of adopting Sections 3855 and 1530, a transition adjustment of $7,000 was recorded as an increase to opening accumulated other comprehensive income to recognize the unrealized gain on marketable securities held by the Company on January 1, 2007 and designated as available-for-sale.

(c) Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the nine months ended September 30, 2007.

In addition to the above, reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Note 11 of the Company's consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and assessment of carrying values of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 2 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. During the nine months ended September 30, 2007, the Company wrote off $250,956 of mineral property and deferred costs capitalized to the Cruz de Mayo project as the Company terminated its option to earn a 100% interest in the property effective July 30, 2007.

FINANCIAL INSTRUMENTS

The Corporation's financial instruments are comprised of cash, short-term investments, marketable securities, amounts receivable, prepaids and deposits, and accounts payable and accrued liabilities.

The fair values of cash, short-term investments, amounts receivable, prepaids and deposits and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments. The fair value of marketable securities is obtained by reference to the closing quoted market price on the balance sheet date. As at September 30, 2007, the fair value of the Company's marketable securities was $41,000.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2006 Management Discussion and Analysis.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the nine months ended September 30, 2007 in accordance with Canadian Generally Accepted Accounting Principles. There has been no change in the Company's disclosure controls and procedures or in the Company's internal control over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls and procedures or internal control over financial reporting.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors. These packages include materials filed with regulatory authorities. Additionally the Company attends investment/trade conferences and updates its website (www.ameraresources.com) on a continuous basis.

Effective February 7, 2007, the Company engaged Accent Marketing Ltd. ("Accent") as its European investor relations representative. Accent will focus on shareholder communications, corporate development and building the Company an active following of investment professionals in Europe. In addition, effective August 1, 2007 retained National Media Associates ("NMA") to provide investor relations services. NMA will focus introducing the Company to broader institutional and retail investor audiences in the United States.

OUTSTANDING SHARE DATA

The Company's authorized share capital is an unlimited number of common shares without par value. As at September 30, 2007, there were 34,506,036 outstanding common shares and 3,457,000 stock options, which were outstanding and exercisable, with exercise prices ranging between $0.35 and $0.90 per share. In addition, there were 10,562,523 warrants outstanding, with exercise prices ranging between $0.45 and $0.65 per share. More information on these instruments and the terms of their conversion are set out in Note 6 to the Company's September 30, 2007 interim consolidated financial statements.

As of November 21, 2007 there were 34,506,036 common shares, 3,432,000 stock options and 10,562,523 warrants outstanding.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nikolaos Cacos, President and Chief Executive Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  November 23, 2007

/s/ Nikolaos Cacos
-----------------------------------
Nikolaos Cacos,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Arthur Lang, Chief Financial Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  November 23, 2007

/s/ Arthur Lang
-----------------------
Arthur Lang,
Chief Financial Officer